Grupo Dataflux, S.A. de C.V.

Date: February 6, 2002

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

todito.com

TODITO.COM ANNOUNCES 146% INCREASE IN EBITDA IN 4Q01 AND 1,564% INCREASE FOR FULL-YEAR 2001

-- US $3.5 Million in EBITDA in 2001 from US $10.7 Million in Sales --

--US $1. 4 Million in EBITDA in 4Q01 from US $3.6 Million in Sales--

--Sales of Todito Pre-paid Internet Access Reach 75,000 Units in 2001 --

FOR IMMEDIATE RELEASE:

Mexico City, Mexico – February 6, 2002. Todito.com, S.A. de C.V., a leading Internet portal, ISP and virtual marketplace for North American Spanish-speakers, announced today its financial results for 4Q01 and full-year 2001.

"In 2001, we saw many of Todito's competitors throughout Latin America disappear as their business models proved unviable. At the same time, Internet use in Mexico and among U.S. Hispanics has soared, with a dramatic increase in home internet connections, computer sales and students enrolled in computer courses." commented Todito Founder and Chairman, Guillermo Salinas. "In this very promising operating environment, Todito continues to grow and monetize its online audience with low costs, resulting in impressive EBITDA growth. In 2001, Todito also became a full-fledged ISP and, thanks to massive promotion on TV Azteca and countrywide distribution in Grupo Elektra stores and CNCI schools, the biggest pre-paid ISP in Mexico."

Full-Year Financial Results: 2001 vs. 2000

	2001(thousands)		% Change	2000 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 87,142	US$ 9,532	+129%	Ps. 38,105	US$ 4,168
Total Sales ***	97,291	10,642	+105%	47,482	5,194
Operating Costs					
Cash Operating Costs	55,181	6,036	+53%	36,183	3,958
Total Operating Costs	65,329	7,146	+43%	45,561	4.984
EBITDA	Ps 31,962	US$ 3,496	+1,564%	Ps 1,921	US $210

*Constant pesos as of December 31, 2001.

**Conversion based on the exchange rate in effect at December 31, 2001 of Ps. 9.14 per US$ 1.

*** Total Sales is advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito En Linea), as well as e-commerce rents and commissions, and revenue from the online sale of other services.

Todito's Financial Results are audited by **PricewaterhouseCoopers, S.C.**

Todito's Total Sales for 2001 increased 105% to Ps. 97.3 million (US$ 10.6 million) from Ps. 47.5 million (US$ 5.2 million) in 2000. Cash Sales represented 90% of Todito's Total Sales in 2001, amounting to Ps. 87.1 million (US $9.5 million), an increase of 129% over Cash Sales registered in 2000 of Ps. 38.1 million (US$ 4.2 million). Todito's Non-Cash Sales of Ps. 10.1 million (US$ 1 million) in 2001, represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business, including band-width, print promotion and on-line advertising.

Total Operating Costs were Ps. 65.3 million (US$ 7.1 million), of which 84% -- Ps. 55.2 million (US$ 6 million) -- were Cash Operating Costs, with the remainder being Non-Cash Operating Costs associated with barter transactions. Cash Operating Costs increased 53% to Ps. 55.2 million (US$ 6 million) from Ps. 36.2 million (US$ 4 million) in 2000, due principally to increased sales commissions associated with increased online advertising sales.

As a result, Todito's EBITDA for 2001 increased 1,564% to Ps. 32 million (US$ 3.5 million) from Ps. 1.9 million (US$ 210,000) in 2000.

4Q01 Financial Results

	4Q01 (thousands)		% Change	4Q00 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 29,556	US$ 3,233	+84%	Ps 16,097	US$ 1,761
Total Sales ***	32,954	3,605	+63%	20,200	2,209
Operating Costs					
Cash Operating Costs	16,407	1,795	+53%	10,754	1,176
Total Operating Costs	19,805	2,166	+33%	14,856	1,625
EBITDA	Ps. 13,149	US$ 1,438	+146%	Ps 5,344	US$ 584

*Constant pesos as of December 31, 2001.

**Conversion based on the exchange rate in effect at December 31, 2001 of Ps. 9.14 per US$ 1.

*** Total Sales is advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito En Linea), as well as e-commerce rents and commissions, and revenue from the online sale of other services.

Todito's Financial Results are audited by **PricewaterhouseCoopers, S.C.**

Todito's Total Sales for 4Q01 increased 63% to Ps. 32.9 million (US $3.6 million), from Ps. 20.2 million (US$ 2.2 million) in 4Q00. Cash Sales represented 90% of Todito's Total Sales in 4Q01, amounting to Ps. 29.6 million (US$ 3.2 million), an increase of 84% over Cash Sales registered in 4Q00 of Ps. 16.1 million (US$ 1.8 million).

Total Operating Costs were Ps. 19.8 million (US$ 2.2 million), of which 83% -- Ps. 16.4 million (US$ 1.8 million) -- were Cash Operating Costs, with the remainder being Non-Cash Operating Costs associated with barter transactions. The increase in Cash Operating Costs in 4Q01 vs. 4Q00 was principally due to increased sales commission associated with increased online advertising sales, as well as, sales commission and bandwith costs associated with Todito's ISP business.

As a result, Todito's EBITDA for 4Q01 increased 146% to Ps. 13.1 million (US$ 1.4 million) from Ps. 5.3 million (US$ 584,000) in 4Q00.

Sales of Todito Pre-paid Internet Access Reach 75,000 Cards in 2001

Todito also reported continued growth in its pre-paid internet connection service—Todito Card—with over 75,000 units sold during 2001. "With Todito Card, we have created a strong and well-recognized brand in a very short time and have introduced an innovative product for which there is clearly great demand," commented Adrian Gonzalez, Todito's Chief Operating Officer. "However, we still have a lot to learn—in the fourth quarter of 2001 some of our most productive points of sales ran out of Todito Cards due to greater than expected holiday sales. In 2002 we expect to avoid such problems and to sell over 650,000 units."

Todito Card monthly sales peaked at 30,000 in November compared to 2,000 units sold in April, the first month that Todito began offering the service. Todito is the biggest pre-paid ISP in the Mexican market, with four denominations of pre-paid cards: 15 hours of navigation for Ps. 100, 30 hrs for Ps. 150, 90 hrs for Ps. 300, and the recently-launched Todito Unlimited Card that offers 30 days of unlimited navigation for Ps. 220. Todito Card is sold in over 3,500 points of sale throughout Mexico.

In November of 2001, Todito also launched Todito En Linea, a subscription-based internet connection service with the lowest monthly price in the market. "In 2002 we will focus on offering Todito En Linea in packages with computers sold in Todito-branded computer sales kiosks located in Grupo Elektra stores," commented Mr. Gonzalez. "Our goal is to offer a variety of internet connection services all specifically tailored for the Mexican mass market."

Grupo Elektra (NYSE: EKT, BMV: ELEKTRA) is Latin America's largest specialty retailer and an affiliate of Todito. Under a five-year operating agreement between Grupo Elektra and Todito, over 660 Todito-branded internet and computer sales kiosks have been located in Grupo Elektra stores in Mexico.

Todito Profitability

"We spent the first two years of Todito's operation with the goal of generating EBITDA by controlling costs and growing and monetizing our online audience," commented Tim Parsa, Todito's Chief Executive Officer. "The next two years will be about reaching profitability by growing our ISP business and expanding into the U.S. Hispanic market."

Mr. Parsa commented that Todito will have to generate approximately an additional US$ 5 million in EBITDA per quarter in order to cover the quarterly amortization of the five-year contract that Todito signed with TV Azteca in February 2000. Under this agreement, TV Azteca acquired 50% of Todito's capital stock in exchange for advertising on TV Azteca – controlled media, exclusive online rights to TV Azteca content and online advertising sales support. At the date of signing, the contract was valued at US$ 100 million.

"Our goal is to generate sufficient revenue so as to be able to purchase the promotion and content that we currently receive under our contract with TV Azteca," commented Mr. Parsa. "Given how fast internet use is growing among North-American Spanish Speakers and the proven competitive advantages that Todito enjoys, we see this as a very attainable near term goal."

Todito.com, S.A. de C.V. is an Internet portal, ISP and virtual marketplace for North American Spanish-speakers, jointly owned by Grupo Dataflux, S.A. de C.V. (BMV:dataflxb) and TV Azteca, S.A. de C.V. (NYSE:TZA, BMV:tvaztca)

Investor Inquiries

Adrian Gonzalez
Chief Operating Officer
Todito.com, S.A. de C.V.
adriang@todito.com
Tel: 528.221.2032
Fax: 528.221.2091

Mona Walsh
The Dilenschneider Group
New York
mwalsh@dgi-nyc.com
Tel: 212.922.0900
Fax: 212.922.0971

Press Inquiries

Maria Teresa Zaldivar
Todito.com, S.A. de C.V.
terezaldi@todito.com
Tel: 525.629.9050
Fax: 525.929.9059

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www.todito.com
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